# TABLE OF CONTENTS

**As filed with the Securities and Exchange Commission on October 5, 2001.**

**Registration No. 333 - ______**

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# FORM S-8

## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

**GRAHAM CORPORATION**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **16-1194720**<br>(I.R.S Employer Identification No.) |

**20 Florence Avenue**
**Batavia, New York 14020**
(Address of Principal Executive Offices including Zip Code)

**Long-Term Stock Ownership Plan of Graham Corporation**
(Full title of the plan)

**William A. Smith, Jr., Esq.**
**Vice President and General Counsel**
**Graham Corporation**
**20 Florence Avenue**
**Batavia, New York 14020**
(Name and address of agent for service)

**(716) 343-2216**
(Telephone number, including area code, of agent for service)

**With copies to:**
**Daniel R. Kinel, Esq.**
**Harter, Secrest & Emery LLP**
**1600 Bausch & Lomb Place**
**Rochester, New York 14604**
**(716) 232-6500**

## CALCULATION OF REGISTRATION FEE

| Title of securities to be registered | Amount to be registered(1) | Proposed maximum offering price per share(2) | Proposed maximum aggregate offering price(2) | Amount of registration fee |
|---|---|---|---|---|
| Common Stock, $0.10 par value | 117,800 shares | $8.025 | $945,345.00 | $236.34 |

(1) Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such additional shares of Common Stock as may become issuable pursuant to stock splits, stock dividends and similar transactions.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices per share of the Registrant's Common Stock reported on the American Stock Exchange on October 2, 2001.

## EXPLANATORY NOTE

This Registration Statement on Form S-8 is being filed solely for the purpose of registering 117,800 shares of Graham Corporation's Common Stock, par value $0.10 per share, issued under its Long-Term Stock Ownership Plan. The reoffer prospectus that is filed as a part of this Registration Statement has been prepared in accordance with the requirements of Part I of Form S-3 in accordance with General Instruction C to Form S-8. Pursuant to General Instruction C of Form S-8, the reoffer prospectus that is filed as a part of this Registration Statement may be used for reoffers or resales of the shares that have been previously acquired by the selling stockholders.

**REOFFER PROSPECTUS**

**GRAHAM CORPORATION**

**117,800 SHARES OF COMMON STOCK**

Certain of our directors and officers, all of whom are named in this prospectus as selling stockholders, are selling for their own accounts up to 117,800 shares of our common stock, par value $0.10 per share, that they acquired pursuant to our Long-Term Stock Ownership Plan.

The selling stockholders propose to sell their shares of common stock offered by this prospectus from time to time in transactions occurring either on or off the American Stock Exchange at prevailing market prices or at negotiated prices. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not receive any of the proceeds from such sales. We will bear the costs relating to the registration of the shares being offered by this prospectus, other than commissions or discounts to brokers or dealers.

The selling stockholders, as well as any participating brokers and dealers, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. If this occurs, any profit on the sale of shares by those selling stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on the American Stock Exchange under the symbol "GHM". On October 4, 2001, the closing price of our common stock on the American Stock Exchange was $7.90 per share.

THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING AT PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders may not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

Our executive offices are located at 20 Florence Avenue, Batavia, New York 14020, and our telephone number is (716) 343-2216.

**The date of this prospectus is October 5, 2001.**

# TABLE OF CONTENTS

## CERTAIN DEFINITIONS

Unless otherwise stated in this prospectus:

- "Company," "we," "us," and "our" refers to Graham Corporation; and

- "common stock" refers to our Common Stock, par value $0.10 per share.

## WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934 with the Securities and Exchange Commission. You may read and copy any of these filed documents at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's web site located at http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of that registration statement, does not include all the information contained in that registration statement and its exhibits. For further information with respect to us and the common stock being offered hereby, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the entities listed above.

### INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Securities and Exchange Commission. The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission, as described below, will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of filing such documents with the Securities and Exchange Commission:

(1)     our Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

(2)     our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

(3)     our Proxy Statement dated June 29, 2001 for our 2001 Annual Meeting of Stockholders held on July 26, 2001; and

(4)     the description of our common stock, par value $0.10 per share, contained in our Registration Statement on Form 8-A, as amended by Form 8, filed with the Securities and Exchange Commission on March 2, 1990 (SEC File No. 900-70376).

The information that we incorporate by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We will provide to you without charge a copy of any documents incorporated by reference into this prospectus, including the exhibits to such documents that we have specifically incorporated by reference in such documents. You may request copies by writing to us at Attn: General Counsel, Graham Corporation, 20 Florence Avenue, Batavia, New York 14020 or telephoning us at (716) 343-2216.

# FORWARD-LOOKING STATEMENTS

Certain statements included in or incorporated by reference into this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including statements concerning our expectations, strategic objectives, business prospects, anticipated economic performance, financial condition and other similar matters are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date of the documents in which they are made. We disclaim any obligation or undertaking to provide any update or revision to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based. You should not place undue reliance on forward-looking statements.

# RISK FACTORS

*Our customers are concentrated in cyclical industries.*

Historically, almost all of our revenues have been derived from sales to companies in the chemical, petrochemical, petroleum refining, and electrical power generating industries. Companies in these industries have historically experienced cyclical periods of contraction and expansion of their plants and facilities. Currently, in the United States, these industries are experiencing a protracted cycle of little expansion of existing facilities. For example, no new major petroleum refining facilities have been constructed in the United States for over 20 years. As a result, demand for our products has increasingly come from the construction of new facilities outside the United States and from the upgrading of existing facilities within the United States. While we believe that over the long run demand for our products will increase, we may not be successful in our efforts to continue to derive a greater portion of revenues from outside the United States, or the cyclical downturn in the our customers' industries may continue.

*Our financial results may fluctuate .*

Our revenues and operating results can fluctuate significantly from period to period. Given the relatively high sale price of our products and variations in profit margins between our product lines, a limited number of product orders may account for a substantial portion of our revenues and profits in any particular period. As a result of these and other factors, we could experience significant fluctuations in revenues and operating results in future periods.

*Our technology may become obsolete .*

We believe that our future success depends, in part, upon our ability to enhance our existing products as well as develop and manufacture new products to meet the demands of our customers. If we fail to introduce new or enhanced products on a timely or cost-competitive basis, our business could be seriously harmed.

4

*We operate in a competitive marketplace and rely on a small number of product lines for a substantial portion of our revenue.*

The markets in which we operate are composed of other global and regional competitors, some of which have greater financial, engineering, manufacturing or other resources than we do. Although we believe that we are a leading manufacturer of steam jet ejectors and circular condensers, we gather a small percentage of the market share in our other product areas. We may not be successful in capturing additional market share or maintaining our current market share. A decline in our sales of steam jet ejectors could seriously harm our business.

*The price of our common stock may decline due to this offering.*

Public trading in our common stock is characterized by a small trading volume. The addition of the shares offered hereby may create an excess of the supply of shares for sale over the demand for shares to be purchased, which may in turn lead to a decline in the price at which our common stock trades.

*Our success depends upon retaining the services of our executive management team.*

We are highly dependent on our executive management team. We expect that our continued success will largely depend upon the efforts and abilities of members of our executive management team. The loss of the services of any key executive for any reason could have a material adverse effect upon us. Our success also depends upon our ability to identify, develop, and retain employees. The loss of some of our key employees could seriously harm our business.

*Our corporate structure may discourage takeover attempts.*

Our certificate of incorporation and by-laws contain certain provisions that may discourage potential takeover attempts that are not negotiated with our board of directors. As a result, these provisions may have the effect of precluding takeover attempts that you might otherwise deem to be in your best interests, or pursuant to which you might otherwise receive a substantial premium for your shares over market price. These provisions may also make it more difficult for our stockholders to acquire majority representation on our board of directors. These provisions provide, among other things, that:

(1)    our board of directors is divided into three classes with staggered terms, which means that only a portion of our board of directors may be elected at each annual meeting;

(2)    a supermajority vote of our stockholders must be obtained in order to consummate certain business combinations not approved in advance by our board of directors, such as our merger or dissolution;

(3)    our board of directors may issue additional shares of common stock or shares of preferred stock without the approval of our stockholders (including the issuance of such shares in connection with our stockholder rights plan);

(4)     cumulative voting, whereby a stockholder may cast as many votes for directors as he or she has shares of stock multiplied by the number of directors to be elected, is not permitted in connection with the election of our directors, which may have the effect of preventing the representation of minority stockholders on our board of directors; and

(5)     only the chairman of our board, the president, or the secretary at the request of at least seventy-five percent of our directors can call a special meeting of our stockholders.

*Our executive management team may have the ability to dominate stockholder voting.*

Our directors and executive officers currently hold or control the voting of approximately 23.4% of the outstanding shares of our common stock, either directly or through participation in employee benefit plans. Management's potential voting control could, together with additional stockholder support, defeat stockholder proposals requiring a supermajority vote. As a result, our management team could preclude or render more difficult a change in control of our company that certain stockholders may deem to be in their best interest and may also have the effect of perpetuating our existing management.

*Our remuneration plans and agreements may discourage takeovers.*

Our employment agreements with certain members of our management team and our stock option plans may provide for benefits and cash payments in the event of a change in control. These provisions may have the effect of increasing the cost of acquiring the company, which may discourage future takeover attempts.

## OUR COMPANY

We were incorporated in 1983 as a Delaware corporation. We are the successor to Graham Manufacturing Co., Inc., which was incorporated in 1936. We conduct our business operations in the United States and the United Kingdom.

Our products function to produce a vacuum or to condense steam or otherwise transfer heat, or any combination of these tasks. Our condensers and ejectors accomplish this without any moving parts and, like our vacuum pumps, are available in all metals as well as in many non-metallic and corrosion resistant materials.

Our equipment is used in a wide range of industrial process applications. Some of these industrial process applications include: power generation facilities, including fossil fuel plants and nuclear plants, as well as cogeneration plants and geothermal power plants that harness naturally occurring thermal energy; petroleum refineries; chemical plants; pharmaceutical plants; plastics plants; fertilizer plants; breweries and titanium plants; liquefied natural gas production; soap manufacturing; air conditioning systems; food processing plants and other process industries. Among these industrial process applications, the principal markets for our products are the chemical, petrochemical, petroleum refining, and electric power generating industries.

Our products are sold by a combination of direct company sales engineers and independent sales representatives located in over 40 major cities in the United States and abroad.

**United States operations**

Our United States operations consist of our engineering and manufacturing business in Batavia, New York. We have 297 employees in the United States as of September 30, 2001.

We design and manufacture vacuum and heat transfer equipment at our Batavia, New York facilities, most of which is custom built for our customers. Products manufactured at our Batavia facility include steam jet ejector vacuum systems, surface condensers for steam turbines, liquid ring vacuum pumps and compressors and various types of heat exchangers, including helical coil exchangers marketed under the registered name "Heliflow"® and plate and frame exchangers.

**United Kingdom operations**

Our United Kingdom operations are conducted through our subsidiary, Graham Precision Pumps Limited, which is based in Congleton, Cheshire, England. Graham Precision Pumps Limited is wholly-owned by Graham Vacuum & Heat Transfer Limited, which in turn is wholly-owned by us. Graham Vacuum and Heat Transfer Limited has no employees. Graham Precision Pumps Limited employs 58 people in the United Kingdom as of September 30, 2001.

Graham Precision Pumps Limited manufactures vacuum and heat transfer equipment, most of which is custom built for our customers. Products manufactured in our United Kingdom facility include liquid ring vacuum pumps, rotary piston pumps, oil sealed rotary vane pumps, atmospheric air operated ejectors, and complete vacuum pump systems that are factory assembled with self-supporting structure.

7

## USE OF PROCEEDS

We are registering the shares of common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled "Selling Stockholders." All of the net proceeds from the sale of the common stock offered hereby will go to the selling stockholders. We will not receive any of the proceeds from the sale of such shares.

## SELLING STOCKHOLDERS

This prospectus relates to shares of our common stock that have been acquired by the selling stockholders named below pursuant to our Long-Term Stock Ownership Plan. Each selling stockholder is a director or officer, or both, of ours. With respect to each selling stockholder, the table that follows below sets forth:

- the name and principal position or positions held with us over the past three years;

- the number of shares of common stock beneficially owned as of September 30, 2001;

- the number of shares of our common stock offered under this prospectus;

- the number of shares of our common stock beneficially owned by each selling stockholder following this offering, assuming the sale in this offering of all shares acquired by the selling stockholder pursuant to our Long-Term Stock Ownership Plan and registered under the registration statement of which this prospectus is a part; and

- the percentage of the total class of shares of our common stock (if one percent or more) beneficially owned by each selling stockholder following this offering, assuming the sale in this offering of all shares acquired by the selling stockholder pursuant to our Long-Term Stock Ownership Plan and registered under the registration statement of which this prospectus is a part.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. We have calculated the percentage of our common stock beneficially owned by each selling stockholder based upon the 1,635,142 shares of our common stock outstanding after this offering, which number includes the shares of common stock being offered pursuant to this prospectus.

8

| Name | Title | Number Of Shares Beneficially Owned On September 30, 2001 | Number Of Shares Offered Pursuant To This Prospectus | Number Of Shares Beneficially Owned After This Offering | Percentage Of Shares Beneficially Owned After This Offering, If 1% Or More |
|---|---|---|---|---|---|
| Jerald D. Bidlack | Director | 38,250(1) | 8,000 | 30,250 | 1.8% |
| Philip S. Hill | Director | 19,800(1) | 4,800 | 15,000 | — |
| H. Russell Lemcke | Director | 30,550(2) | 8,000 | 22,550 | 1.4% |
| Cornelius S. Van Rees | Director | 19,050(1) | 8,000 | 11,050 | — |
| Alvaro Cadena | Director, President and Chief Executive Officer | 71,132(3) | 25,000 | 46,132 | 2.8% |
| Joseph P. Gorman | Vice President-Sales | 33,990(4) | 16,000 | 17,990 | 1.1% |
| J. Ronald Hansen | Vice President-Finance & Administration and Chief Financial Officer | 37,571(5) | 16,000 | 21,571 | 1.3% |
| Stephen P. Northrup | Vice President-Engineering | 34,052(6) | 16,000 | 17,980 | 1.1% |
| William A. Smith, Jr. | Vice President and General Counsel | 36,978(7) | 16,000 | 20,978 | 1.3% |

(1)   Includes 10,000 shares that may be acquired within 60 days upon exercise of stock options.

(2)   Includes 12,550 shares that may be acquired within 60 days upon exercise of stock options.

(3)   Includes 32,515 shares that may be acquired within 60 days upon exercise of stock options, and 1,675 shares held by our Employee Stock Ownership Plan trustee and allocated to Mr. Cadena's account as to which Mr. Cadena has sole voting power but no dispositive power, except in limited circumstances.

(4)   Includes 16,707 shares that may be acquired within 60 days upon exercise of stock options, and 1,283 shares held by our Employee Stock Ownership Plan trustee and allocated to Mr. Gorman's account as to which Mr. Gorman has sole voting power but no dispositive power, except in limited circumstances.

(5)   Includes 16,707 shares that may be acquired within 60 days upon exercise of stock options, and 949 shares held by our Employee Stock Ownership Plan trustee and allocated to Mr. Hansen's account as to which Mr. Hansen has sole voting power but no dispositive power, except in limited circumstances.

(6)     Includes 16,707 shares that may be acquired within 60 days upon exercise of stock options, and 1,345 shares held by our Employee Stock Ownership Plan trustee and allocated to Mr. Northrup's account as to which Mr. Northrup has sole voting power but no dispositive power, except in limited circumstances.

(7)     Includes 18,707 shares that may be acquired within 60 days upon exercise of stock options, and 1,021 shares held by our Employee Stock Ownership Plan trustee and allocated to Mr. Smith's account as to which Mr. Smith has sole voting power but no dispositive power, except in limited circumstances.

The address of each selling stockholder is c/o Graham Corporation, 20 Florence Avenue, Batavia, New York 14020.

## PLAN OF DISTRIBUTION

Shares covered by this prospectus may be sold by the selling stockholders as principals for their own account. We will not receive any proceeds from sales of any shares by selling stockholders.

The selling stockholders may not sell any or all of the shares offered by them under this prospectus.

The selling stockholders or their pledgees, donees, transferees or other successors in interest may sell shares pursuant to this prospectus from time to time:

- in transactions (including one or more block transactions) on the American Stock Exchange;

- in the public market off the American Stock Exchange;

- in privately negotiated transactions; or

- in a combination of these transactions.

Each sale may be made either at the market price prevailing at the time of sale or at a negotiated price. Sales may be made through brokers or to dealers, and those brokers or dealers may receive compensation in the form of commissions or discounts not exceeding those customary in similar transactions. All expenses of registration incurred in connection with this offering are being borne by us, but all brokerage commissions and other expenses incurred by a selling stockholder will be borne by that selling stockholder.

The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through the broker or dealer.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold only through registered or licensed brokers or dealers. Sales of common stock must also be made by the selling stockholders in compliance with all other applicable securities laws and regulations.

## EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated in this prospectus by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

**PART II**

**INFORMATION REQUIRED IN THE REGISTRATION STATEMENT**

**Item 3. Incorporation of Documents by Reference.**

The following documents previously filed with the Securities and Exchange Commission by the Registrant are incorporated herein by reference as of their respective dates:

(1)     the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

(2)     the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

(3)     the Registrant's Proxy Statement dated June 29, 2001 for its 2001 Annual Meeting of Stockholders held on July 26, 2001; and

(4)     the description of the Registrant's Common Stock, par value $0.10 per share, contained in the Registrant's Registration Statement on Form 8-A, as amended by Form 8, filed with the Securities and Exchange Commission on March 2, 1990 (SEC File No. 900-70376).

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

**Item 4. Description of Securities.**

Not applicable.

**Item 5. Interests of Named Experts and Counsel.**

Not applicable.

**Item 6. Indemnification of Directors and Officers.**

With respect to indemnification of directors and officers, Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Under this provision of the DGCL, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

Furthermore, the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant's Certificate of Incorporation (the "Certificate of Incorporation") provides for limitation of the liability of directors to the Registrant and its stockholders and for indemnification of directors, officers, employees and agents of the Registrant, respectively, to the maximum extent permitted by the DGCL and provides that such rights of indemnification shall be in addition to any rights to which any such director, officer, employee or agent may otherwise be entitled to under any other statute, the Certificate of Incorporation or by virtue of any agreement or vote of the stockholders or disinterested directors or otherwise both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Certificate of Incorporation further provides that directors are not liable to the Registrant or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for dividend payments or stock repurchases in violation of Delaware law, or (d) for any transaction from which the director derived any improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

**Item 7. Exemption from Registration Claimed.**

The securities subject to the reoffer prospectus were issued to the selling security holders by the Registrant in reliance upon the exemption provided by Section 4(2) of the Securities Act. Each selling security holder had access to adequate information before his purchase of the securities as a result of a business relationship with the Registrant (i.e., each selling security holder is an officer or director, or both, of the Registrant).

**Item 8. Exhibits.**

4.1     Certificate of Incorporation of Graham Corporation, as amended, incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989 (SEC File No. 900-46589), filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act.

4.2     By-Laws of Graham Corporation, incorporated by reference to Exhibit 3.2(ii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (SEC File No. 965-38869), filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act.

4.3     Long-Term Stock Ownership Plan of Graham Corporation, incorporated by reference to Appendix A to the Registrant's Proxy Statement dated June 30, 2000 for its 2000 Annual Meeting of Stockholders held on July 27, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act.

*23     Consent of Deloitte & Touche LLP.

*24     Power of Attorney (included in the signature pages to the Registration Statement).

II-3

*       Exhibits filed with this Registration Statement.

An opinion of counsel (Exhibit 5) is not being filed with this Registration Statement since the securities being registered hereby are not original issuance securities. The securities registered hereby were issued by the Registrant from treasury pursuant to its Long-Term Stock Ownership Plan.

**Item 9. Undertakings.**

(a)  The undersigned Registrant hereby undertakes (subject to the provision contained in Item 512(a) of Regulation S-K):

(1)  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)  to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Batavia, State of New York, on this 5th day of October, 2001.

**GRAHAM CORPORATION**

By: /s/ Alvaro Cadena
_____

President and Chief Executive Officer

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## Power of Attorney

Know all men by this presents, that each person whose signature appears below constitutes and appoints Alvaro Cadena and William A. Smith, Jr., and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/Alvaro Cadena<br>Alvaro Cadena | Director, President and Chief Executive Officer<br>(Principal Executive Officer) | October 5, 2001 |
| /s/J. Ronald Hansen<br>J. Ronald Hansen | Vice President — Finance & Administration and Chief Financial Officer<br>(Principal Financial Officer) | October 5, 2001 |
| /s/Jerald D. Bidlack<br>Jerald D. Bidlack | Director and Chairman of the Board | October 5, 2001 |
| Helen H. Berkeley | Director | |
| /s/Philip S. Hill<br>Philip S. Hill | Director | October 5, 2001 |
| /s/H. Russel Lemcke<br>H. Russel Lemcke | Director | October 5, 2001 |
| /s/Cornelius S. Van Rees<br>Cornelius S. Van Rees | Director and Secretary | October 5, 2001 |

II-7

# INDEX TO EXHIBITS

4.1     Certificate of Incorporation of Graham Corporation, as amended, incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989 (SEC File No. 900-46589), filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act.

4.2     By-Laws of Graham Corporation, incorporated by reference to Exhibit 3.2(ii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (SEC File No. 965-38869), filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act.

4.3     Long-Term Stock Ownership Plan of Graham Corporation, incorporated by reference to Appendix A to the Registrant's Proxy Statement dated June 30, 2000 for its 2000 Annual Meeting of Stockholders held on July 27, 2000, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act.

*23     Consent of Deloitte & Touche LLP.

*24     Power of Attorney (included in the signature pages to the Registration Statement).

*     Exhibits filed with this Registration Statement.